Exhibit (b)(1)

December 9, 2014

Otsuka Holdings Co., Ltd.

2-9 Kanda-Tsukasamachi, Chiyoda-ku, Tokyo 101-0048

Attn: Mr. Atsumasa Makise

Otsuka America, Inc.

One Embarcadero Center, Suite 2020, San Francisco, CA 94111, U.S.A.

Attn: Ms. Noriko Tojo

Dear Sirs,

Commitment Letter concerning USD3,540,000,000 Credit Facility

We (“us” or the “Bank”) refer to the contemplated debt financing requested by (a) Otsuka America, Inc. (the “Borrower”), a wholly-owned subsidiary of Otsuka Pharmaceutical Co., Ltd. (the “Parent”), which is in turn, a wholly-owned subsidiary of Otsuka Holdings Co., Ltd. (the “Guarantor”, and together with the Borrower, “you”) and (b) the Guarantor, to fund a transaction (the “Transaction”) consisting of the acquisition (the “Acquisition”) of 100% of the outstanding equity (the “Target Equity”) of Avanir Pharmaceuticals, Inc. (the “Target” and together with its subsidiaries, the “Target Group”) pursuant to an Agreement and Plan of Merger (the “Acquisition Agreement”), dated as of December 1, 2014, among the Parent, Bigarade Corporation (the “Acquisition Sub”), a direct or indirect wholly-owned subsidiary of the Parent (and a wholly-owned subsidiary of the Borrower), and the Target.

1	Credit Facility

We understand that you intend to finance all or part of the Transaction through borrowings by you under a USD-denominated, unsubordinated, unsecured credit facility (the “Credit Facility”). The aggregate amount available under the Credit Facility as of the date of the initial drawdown thereunder (the “Closing Date”) will be USD3,540,000,000.

We are pleased to set out in this letter our offer to arrange and underwrite the Credit Facility on the terms and conditions outlined in this letter (the “Commitment Letter”).

This Commitment Letter (including the term sheet attached hereto as Annex I (the “Term Sheet”)) and any Fee Letter (as defined below) are hereinafter referred to as the “Documents”.

Terms defined in this Commitment Letter, the Term Sheet or the Fee Letter have the same meaning in each Document, unless a contrary indication appears.

2	Appointment

You hereby exclusively appoint us as the mandated lead arranger of the Credit Facility (the “Mandated Lead Arranger”) and as the underwriter of the Credit Facility (the “Underwriter”).

It is understood that, unless otherwise mutually agreed in writing between you and the Bank, until this mandate terminates in accordance with Section 8:

(a)	no other person shall be appointed as mandated lead arranger, underwriter or administrative agent for the Credit Facility; and

(b)	no other titles shall be awarded and (except as provided in this Commitment Letter or any Fee Letter) no other compensation shall be paid in connection with the arrangement or underwriting of the Credit Facility.

The commitment of the Underwriter and the agreement of the Mandated Lead Arranger under the Documents are made solely for your benefit and may not be assigned or transferred by you or otherwise relied upon by any other person.

3	Commitment

The Underwriter is pleased to advise you of its commitment to underwrite the full amount of the Credit Facility upon the terms and conditions set forth in the Documents.

4	Conditions

This offer to arrange and this commitment to underwrite the Credit Facility and the Bank’s obligations to arrange and/or to underwrite the Credit Facility are subject to satisfaction or waiver of the following conditions:

(a)	compliance in all material respects by you with all the terms and conditions of the Documents;

(b)	each of the representations and warranties made by you in the Documents being correct;

(c)	compliance in all material respects with regulatory requirements applicable to the transactions contemplated by the Facility Documentation, including the completion by the Bank of required client identification procedures under all applicable anti-terrorism and anti-money laundering laws, including, but not limited to, PATRIOT Act, OFAC, and FCPA (including, if necessary, identification of directors and major shareholders);

(d)	the execution and delivery by the Borrower of definitive documentation for the Credit Facility that is consistent in all material respects with this Commitment Letter and the Term Sheet (such definitive documentation, the “Facility Documentation”); and

(e)	the satisfaction or waiver by us of all conditions precedent described in the Facility Documentation.

5	Facility Documentation

Reasonably promptly after the execution of this Commitment Letter, you and the Bank agree to proceed with the negotiation in good faith of the Facility Documentation in a manner consistent with this Commitment Letter and the Term Sheet as soon as reasonably practicable for the purpose of executing and delivering the Facility Documentation.

6	Representations and Warranties

You represent and warrant that:

(a)	you are acting for your own account and have made your own independent decisions to enter into the Transaction or the Credit Facility and as to whether the Transaction or the Credit Facility is appropriate or proper for you based upon your own judgment and upon advice from such advisers as you have deemed necessary;

(b)	you are not relying on any communication (written or oral) from the Bank as investment advice or as a recommendation to enter into the Transaction or the Credit Facility, it being understood that information and explanations related to the terms and conditions of the Transaction or the Credit Facility shall not be considered investment advice or a recommendation to enter into the Transaction or the Credit Facility. No communication (written or oral) received from the Bank shall be deemed to be an assurance or guarantee as to the expected results of the Transaction or the Credit Facility;

(c)	you are capable of assessing the merits of and understanding (on your own behalf or through independent professional advice), and understand and accept, the terms, conditions and risks of the Transaction and the Credit Facility. You are also capable of assuming, and assume, the risks of the Transaction and the Credit Facility;

(d)	the Bank is not acting as a fiduciary for or as an adviser to you in connection with the Transaction or the Credit Facility;

(e)

any written information (other than the Projections (defined below) and information of a general economic or general industry nature) provided to the Bank by or on behalf of you or any of your subsidiaries or affiliates or any of your or their respective representatives (collectively, the “Group”), taken as a whole, is or will be, when furnished, true and correct in all material respects as at the date it was provided or as at the date (if any) at which it was stated, and does not or will not, when furnished, omit to state a material fact which would make the statements contained therein, in light of the circumstances under which such statements were made, misleading in any material respect; and

(f)	any financial information (including pro forma information) and projections (including financial estimates, forecasts, and other forward-looking information, the “Projections”) that is prepared by or on behalf of any member of the Group or by or on behalf the Target and provided or made available to the Bank by or on behalf of any member of the Group or by the Target in connection with the Transaction or the Credit Facility have been, or will be, prepared in good faith based upon assumptions believed by you to be reasonable in all material respects at the time prepared and at the time the related Projections are so furnished (it being understood that the Projections are as to future events and are not to be viewed as facts, the Projections are subject to significant uncertainties and contingencies, many of which are beyond your control, that no assurance can be given that any particular Projections will ultimately be realized and that actual results during the period or periods covered by any such Projections may differ significantly from the projected results and such differences may be material).

You agree that, if at any time prior to the Closing Date you become aware that any representation and warranty set out herein would be incorrect or misleading in any material respect if the information and the Projections were being furnished, and such representations were being made at such time, then you will (or, with respect to the information and Projections relating to the Target Group, will use commercially reasonable efforts to) promptly supplement the information and the Projections such that such representations and warranties are correct in all material respects under those circumstances. You acknowledge that the Bank will be relying on the information provided without carrying out any independent verification thereof.

7	Termination

This offer shall remain in effect until 5:00 pm Tokyo time on December 15, 2014, at which time it will expire unless before then the Mandated Lead Arranger receives executed counterparts of the Documents or this offer is extended by us in writing.

In the event the Closing Date does not occur on or before 5:00 pm Los Angeles time on the earliest of the date that is (a) 1 business day after September 2, 2015, if the Transaction shall not have been consummated on or prior to such date, (b) the closing of the Transaction without the use of the Credit Facility and (c) the termination of the Acquisition Agreement prior to the closing of the Transaction, then this Commitment Letter and the commitments hereunder shall automatically terminate unless we shall, in our discretion, agree to an extension; provided that the termination of any commitment pursuant to this sentence does not prejudice your rights and remedies in respect of any breach of this Commitment Letter.

Sections 8, 9, 10, 11, 12 and 16 of this Commitment Letter shall remain in full force and effect regardless of whether the Facility Documentation shall be executed and delivered and notwithstanding the termination of this Commitment Letter or the commitments hereunder; provided that (a) on the Signing Date all other such provisions (other than your obligations with respect to the payment of fees and the confidentiality provisions with respect to the Fee Letter) shall automatically be superseded by the Facility Documentation and you shall automatically be released from all liability in connection therewith at such time and (b) you may terminate this Commitment Letter with the prior written consent of the Bank.

8	Fees and Expenses

You shall pay the Mandated Lead Arranger and the Underwriter any reasonable, documented, legal fees and (if any) other costs and expenses, as separately agreed.

You agree to pay to the Bank the fees, in the amounts and the manner set forth in one or more fee letters agreed among you and the Bank in respect of the Credit Facility (each, a “Fee Letter”).

9	Indemnity

By your acceptance hereof, you agree with us for ourselves and for the benefit of each of the other

Indemnified Persons (as defined below) that you will within 5 business days of receipt of written demand indemnify and hold harmless the Bank, each of its subsidiaries and affiliates and each of their respective directors, officers, employees, agents, attorneys, advisers and controlling persons (each an “Indemnified Person”) from and against any and all costs, losses, claims, damages or liabilities (or actions or other proceedings commenced or threatened in respect thereof) that arise out of or result from or in any way relate to the Documents, the Transaction (whether or not the Acquisition was consummated) or the other transactions contemplated hereby or the providing or syndicating of the Credit Facility, and to reimburse each Indemnified Person, upon its demand, for any reasonable legal and/or other expenses for all Indemnified Persons incurred in connection with investigating, defending or participating in any such cost, loss, claim, damage, liability or action or other proceeding (whether or not such Indemnified Person is a party to any action or proceeding out of which such expenses arise) other than any of the foregoing claimed by any Indemnified Person to the extent that they have arisen directly from the willful misconduct or gross negligence of such Indemnified Person.

Your obligations under this Section shall survive any termination of this letter and shall continue in effect unless and until the Facility Documentation is executed and whether or not any utilization under the Facility Documentation occurs and whether or not the Acquisition is consummated.

Neither you nor any Indemnified Person shall be responsible or liable to any such other person or any other person for consequential damages. Nothing contained in this Section shall impose any personal liability on any individual.

Each Indemnified Person shall have the right to enforce its rights under this Section except that the consent of any such Indemnified Person is not required for any variation (including any release or compromise of any liability under) or termination of this letter.

10	Payments

All payments under the Documents shall be made in immediately available freely transferable funds and in the currency of invoice to such account as the Bank shall notify to you.

All payments under the Documents shall be made without any deduction or withholding for or on account of tax (a “Tax Deduction”), unless a Tax Deduction is required by law. If a Tax Deduction is required by law, the amount of the payment due from you shall be increased to an amount which (after making any Tax Deduction) leaves an amount equal to the payment which would have been due if no Tax Deduction had been required, subject to customary exceptions (including for FATCA). “FATCA” means Sections 1471 through 1474 of the Code (or any amended or successor version to the extent substantively comparable thereto and not materially more onerous to comply with) and any current or future Treasury regulations thereunder or official interpretations thereof, any intergovernmental agreement entered into in respect thereof, and any agreements entered into pursuant to such intergovernmental agreement or Section 1471(b)(1) of the Code (or any amended or successor version described above). “Code” means the US Internal Revenue Code of 1986.

All fees and other amounts payable under the Documents are exclusive of any applicable consumption tax or similar charge (“Consumption Tax”). If Consumption Tax is chargeable, you shall also and at the same time pay us an amount equal to the amount of the applicable Consumption Tax.

11	Confidentiality

By your acceptance hereof, you agree that the Documents are for your confidential use only and that, unless consented in writing by the Bank, neither their existence nor the terms and conditions or substance thereof shall be disclosed by you (or any of your subsidiaries and affiliates or any of your or your subsidiaries’ or affiliates’ officers, directors, employees agents, attorneys and professional advisors) to any person except:

(a)	to your subsidiaries and affiliates and your and your subsidiaries’ and affiliates’ officers, directors, employees, agents, attorneys and professional advisors, on a “need to know” basis in connection with the Transaction and the Documents and on the condition that they agree to keep such information confidential;

(b)	to the Target Group and its advisers on a “need to know” basis in connection with the Transaction and the relevant financing and on the condition that they agree to keep such information confidential (provided that no disclosure of any information contained in the Documents relating to fees may be made unless the information relating to the level of fees payable has been removed or obscured); or

(c)	as required by law or regulation or by governmental or other regulatory authority (including any financial instruments exchange) or if required in connection with any legal, administrative or arbitration proceedings.

The Bank shall treat all non-public information it receives about you, your subsidiaries and affiliates and the Target Group confidential and shall not use such information except for the purpose of the Documents and the Facility Documentation. The Bank shall not disclose such non-public information without your written consent except:

(d)	to its subsidiaries and affiliates and their and their subsidiaries’ and affiliates’ officers, directors, employees, agents, attorneys and professional advisors on a “need to know” basis in connection with the Documents and on the condition that they agree to keep such information confidential; or

(e)	as required by law or regulation or by governmental or other regulatory authority (including any financial instruments exchange) or if required in connection with any legal, administrative or arbitration proceedings.

No announcements regarding the Credit Facility or any roles as arranger, underwriter, lender or agent shall be made without the prior written consent of you and the Bank (save as would be permitted under the Confidentiality exceptions above).

12	Conflicts

You acknowledge that the Bank and its subsidiaries and affiliates may provide debt financing, equity capital or other services to other persons with whom you or your subsidiaries or affiliates may have conflicting interests in respect of the Transactions or other transactions.

You acknowledge that the Bank and its subsidiaries and affiliates may act in more than one capacity in relation to the Credit Facility and the Transaction and may have conflicting interests in respect of such different capacities. Neither the Mandated Lead Arranger, the Underwriter nor any of their affiliates or subsidiaries shall be liable to account to you for any charges or remuneration made by it or received by it in connection therewith.

You acknowledge that the Bank and its subsidiaries and affiliates have no obligation to use any information obtained from another source for the purposes of the Credit Facility or to furnish such information to you or your subsidiaries or affiliates.

13	Entire Agreement/Amendment

The Documents set out the entire agreement between you and the Bank as to arranging and underwriting the Credit Facility and supersede any prior oral and/or written understandings or arrangements relating to the Credit Facility.

Any provision of the Documents may only be amended or waived in writing signed by you and the Bank.

14	Third Party Rights

Other than an Indemnified Person, a person who is not a party to the Documents has no right to enforce or to enjoy the benefit of any of its terms, and the consent of any person (including for the avoidance of doubt each Indemnified Person other than the Bank) who is not a party to this letter is not required to rescind or vary this letter at any time.

15	Counterparts

This letter may be executed in any number of counterparts and this has the same effect as if the signatures on the counterparts were on a single copy of this letter.

16	Governing Law and Jurisdiction

This letter (including the agreement constituted by your acceptance or acknowledgement of its terms) shall be governed by, and construed in accordance with, the internal laws of the State of California without regard to conflicts of law principles.

The Borrower irrevocably agrees that any claim in relation hereto may be brought in any Federal or State Court located in the County of Los Angeles and, by the execution and delivery of this Agreement, the Borrower hereby irrevocably accepts and submits to the jurisdiction of each of the aforesaid courts in personam, generally and unconditionally, with respect to any such action or proceedings for itself and in respect of its property, assets and revenues. The Borrower hereby also irrevocably waives, to the fullest extent permitted by law, any objection which it may now or hereafter have to the laying of venue of any such action or proceeding brought in any such court and any claim that any such action or proceeding brought in such court has been brought in an inconvenient forum. The Borrower further irrevocably consents to service of process out of said courts by mailing a copy thereof, by registered or certified mail, postage prepaid, to itself, and irrevocably waives, to the fullest extent permitted by law, all claim of error by reason of such service in any legal action or proceeding brought in accordance herewith. The Borrower irrevocably waives, in any legal action or proceeding in any jurisdiction (whether for an injunction, specific performance, damages or otherwise), any right or claim of immunity of any kind with respect to itself or its assets including, without limitation, from attachment or execution of judgment, and the Borrower irrevocably agrees that it and its assets are and shall be subject to any legal action or proceeding, attachment or execution in respect to its obligations under this Commitment Letter. The Borrower hereby irrevocably agrees that the Bank shall not be liable for, and the Borrower waives and agrees not to seek any special, indirect or consequential damages arising out of any claim related hereto. TO THE EXTENT PERMITTED BY LAW, THE BORROWER AND THE BANK EACH HEREBY WAIVE TRIAL BY JURY IN ANY JUDICIAL PROCEEDING TO WHICH THEY ARE BOTH PARTIES INVOLVING ANY CLAIM IN CONNECTION HEREWITH.

If you agree to the above, please acknowledge your agreement and acceptance of the offer by signing and returning the enclosed copy of this letter to The Bank of Tokyo-Mitsubishi UFJ, Ltd. (2-7-1 Marunouchi, Chiyoda-ku, Tokyo, 100-8388, Japan; attention: Corporate Banking Department 1 Division No4 Shusaku Minami)

Yours faithfully,

THE BANK OF TOKYO-MITSUBISHI UFJ, LTD.

/s/ Nobuyuki Hirano
For and on behalf of The Bank of Tokyo-Mitsubishi UFJ, Ltd. as the Mandated Lead Arranger and the Underwriter

Name:	Nobuyuki Hirano
Title:	President

We hereby acknowledge that we agree to and accept the above:

/s/ Atsumasa Makise

OTSUKA HOLDINGS CO., Ltd.

/s/ Atsumasa Makise
For and on behalf of Otsuka Holdings Co., Ltd. and Otsuka America, Inc.

Name:	Atsumasa Makise
Title:	Senior Managing Director

(Annex I)

Term Sheet

I	PARTIES

Borrower:	Otsuka America, Inc.

Guarantor:	Otsuka Holdings Co., Ltd. by providing a letter of guarantee (the “Letter of Guarantee”), dated on the Signing Date in form and substance satisfactory to the Lender, which, for the avoidance of doubt, shall constitute part of the Facility Documentation.

Mandated Lead Arranger (“Arranger”):	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Underwriter:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

Lender:	The Bank of Tokyo-Mitsubishi UFJ, Ltd.

II FACILITIES

Form of Facilities:	USD Term Facility (the “Credit Facility”).

Amount:	USD3,540,000,000 The Credit Facility is fully underwritten by the Underwriter.

Currencies:	US Dollars.

Purpose:	To finance the Acquisition.

Availability:	A maximum of one utilization of the Credit Facility may be made at any time prior to the earlier of (i) Maturity Date and (ii) the date on which the Acquisition Agreement is terminated. Amounts repaid or prepaid under the Credit Facility may not be reborrowed.

Minimum Amount of Loan:	Amount of loan under the Credit Facility (a “Loan”) shall be no less than USD1,000,000 and in units of USD1,000,000.

Repayment:	The Loan will be repaid in full on the Maturity Date.

Maturity Date:	11 months from the date on which the Facility Documentation is executed in connection with the Credit Facility (the “Signing Date”).

Term Loan Note:	The Borrower shall execute and deliver to the Lender a term loan promissory note (the “Term Loan Note”) dated on the Signing Date in the form designated in the Facility Documentation.

III	PRICING

Interest Rate:	Base Rate plus Spread.

Base Rate:	US Dollar BTMU LIBOR for periods equal to the relevant Interest Period.

Spread:	As agreed separately.

Interest Periods:	As agreed separately.

Coordination Fee:	As agreed separately.

Initial Expenses:	The costs and expenses relevant to the preparation of the Facility Documentation (including legal fees and stamp taxes) shall be borne by the Borrower.

IV	CERTAIN CONDITIONS

Conditions to Availability of Loan:

The obligations of the Lender to disburse the Loan in accordance with the Documents and the Facility Documentation shall be subject to satisfaction in form and substance satisfactory to the Lender or waiver of the following conditions precedent on the date of delivery of the utilization request and on the date of drawdown under the Credit Facility (unless otherwise specified in the Facility Documentation):

(1)    the Lender having received documents in form and  substance satisfactory to the Lender, including but not  limited to the following:

(i)       duly executed original of the Facility  Documentation;

(ii)      duly executed original of the Term Loan Note;

(iii)     duly executed original of the Letter of Guaranty;

(iv)     certified copies of the Borrower’s and the  Guarantor’s articles of incorporation and by-laws;

(v)      corporate resolutions of the Borrower and the  Guarantor;

(vi)     certificate of the Borrower and the Guarantor as to  the signature and incumbency;

(vii)    evidence indicating the Guarantor’s authority to  execute the Letter of Guaranty; and

(viii)  such other approvals, documents and opinions as the  Lender may reasonably request.

(2)    the utilization request having been issued in accordance  with the Facility Documentation;

(3)    each representation and warranty of the Borrower and the  Guarantor in the Facility Documentation being true and  correct in all respects;

(4)    no event of default having occurred and being continuing

under any of the agreements between the Lender and the Borrower or the Facility Documentation;

(5)    all conditions precedent to the obligations of the Parent and the Acquisition Sub to consummate the Acquisition set forth in the Acquisition Agreement shall have been satisfied or waived (subject to clause (6) below) and the Acquisition shall be consummated pursuant to the Acquisition Agreement substantially concurrently with the funding of the Loan;

(6)    the Acquisition Agreement shall not have been amended or waived in any respect in a manner materially adverse to the Lender without its prior written consent or otherwise terminated;

(7)    no public offer (that has been accepted by the Target) shall have been made in respect of the shares of the Target (other than in connection with the Acquisition);

(8)    no “Company Material Adverse Effect,” as defined in the Acquisition Agreement, shall have occurred; and

(9)    there shall not have occurred any material adverse change in the business, assets, operations, prospects or condition, financial or otherwise, of the Guarantor, the Borrower or their subsidiaries, individually or taken as a whole.

V	OTHER PROVISIONS

Representations and Warranties:

The Facility Documentation shall contain customary representations and warranties to the Lender, including but not limited to the following representations and warranties:

(1)    Each of the Borrower and the Guarantor (i) has been duly incorporated and is validly existing as a corporation in good standing under (x) in the case of the Borrower, the laws of the State of Delaware and (y) in the case of the Guarantor, the laws of Japan and (ii) has the requisite corporate power and authority to execute and deliver the Facility Documentation and the Term Loan Note, to perform its obligations under the Facility Documentation and the Term Loan Note and to own its properties and conduct its business as currently owned and conducted.

(2)    Neither the Borrower nor the Guarantor is in violation of its by-laws or certificate of incorporation or in default in the performance or observance of any material obligation, agreement, covenant or condition contained in any material contract, indenture, mortgage, loan agreement or lease to which it is a party or by which it may be bound. The execution and delivery of the Facility Documentation and the Term Loan Note and the incurrence of the obligations and the consummation of the transactions therein contemplated will not conflict with, or constitute a breach of or default under, the certificate of incorporation or by-laws of the Borrower or the Guarantor or any material contractual restriction, instrument, indenture, mortgage, agreement or lease to which the Borrower or the Guarantor is a party or by which it may be bound, or any law, administrative rule or regulation or court decree.

(3)    The Facility Documentation has been duly authorized, executed and delivered by the Borrower and the Guarantor and constitutes a legal, valid and binding obligation of the Borrower and the Guarantor enforceable in accordance with its terms, except as the enforcement thereof may be limited by bankruptcy, insolvency or other similar laws relating to or affecting generally the enforcement of creditors’ rights or by general equitable principles.

(4)    The Term Loan Note has been duly authorized for execution and delivery as contemplated by the Facility Documentation and, when executed and delivered, will constitute a legal, valid and binding obligation of the Borrower enforceable in accordance with its terms, except as enforcement thereof may be limited by bankruptcy, insolvency or other similar laws relating to or affecting generally the enforcement of creditors’ rights or by general equitable principles.

(5)    No consent, approval, authorization, order, registration or qualification of or with any court, any regulatory authority or other governmental agency or body is required for the execution or delivery of the Facility Documentation or the Term Loan Note by the Borrower or the Guarantor or for the consummation of the other transactions contemplated by the Facility Documentation or the Term Loan Note.

(6)    There are no legal or governmental proceedings pending to which the Borrower or the Guarantor is a party or to which any property of the Borrower or Guarantor is subject, other than litigation which in each case will not have a materially adverse effect on the Borrower or the Guarantor, and, to the best of the Borrower’s and/or the Guarantor’s knowledge after due inquiry, no such proceedings are threatened or contemplated by governmental authorities or others.

(7)    Each of the Borrower and the Guarantor has filed or caused to be filed all tax returns due on or before the Signing Date which are required to be filed and has paid all taxes shown to be due and payable on such returns or on any assessments made against them (other than those being contested in good faith) and, to the best of the Borrower’s and/or the Guarantor’s knowledge after due inquiry, no tax liens have been filed and no claims are being asserted with respect to such taxes which are not reflected in the financial statements, which, if adversely determined, would, in the aggregate, have a materially adverse effect on the value of the total enterprise represented by the Borrower.

(8)    No fact or circumstance, to the best of the Borrower’s and/or the Guarantor’s knowledge after due inquiry, either alone or in conjunction with all other such facts and circumstances, has had or might in the future have (so far as the Borrower and/or the Guarantor can foresee) a materially adverse effect on the Borrower, the Guarantor, the Facility Documentation, Letter of Guaranty or the Term Loan Note.

(9)      Neither the Borrower nor the Guarantor, nor any of their respective subsidiaries, is an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

(10)    Neither the Borrower nor the Guarantor, nor any of their respective subsidiaries, is engaged principally, or as one of its important activities, in the business of extending credit for the purpose, whether immediate, incidental or ultimate, of buying or carrying margin stock and no part of the proceeds of the Loan under the Facility Documentation will be used to buy or carry, or to extend credit to others to buy or carry, any margin stock in violation of Regulations T, X or U.

(11)    Each of the Borrower and the Guarantor is currently in compliance with all applicable laws (including, without limitation, anti-terrorism laws, ERISA and environmental laws), the non-compliance with which would have a materially adverse effect on the Borrower, the Guarantor, the Facility Documentation or the Term Loan Note.

(12)    None of the Borrower, the Guarantor, and to the knowledge of the Borrower and/or the Guarantor, none of its affiliates, brokers or other agents acting or benefitting in any capacity in connection with the Loan, is any of the following: (i) a person that is listed in the annex to, or is otherwise subject to the provisions of, U.S. executive order no. 13224 (the “executive order”); (ii) a person owned or controlled by, or acting for or on behalf of, any person that is listed in the annex to, or is otherwise subject to the provisions of, the executive order; (iii) a person with which any lender is prohibited from dealing or otherwise engaging in any transaction by any anti-terrorism law; (iv) a person that commits, threatens or conspires to commit or supports “terrorism” as defined in the executive order; or (v) a person that is named as a “specially designated national and blocked person” on the most current list published by OFAC at its official website or any replacement website or other replacement official publication of such list.

(13)    None of the Borrower, the Guarantor, and to the knowledge of the Borrower and/or the Guarantor, none of its affiliates, brokers or other agents acting or benefitting in any capacity in connection with the Loan, (i) conducts any business or engage in making or receiving any contribution of funds, goods or services to or for the benefit of any person described in the preceding paragraph, (ii) deals in, or otherwise engage in any transaction relating to, any property or interests in property blocked pursuant to the executive order, or (iii) engages in or conspires to engage in any transaction that evades or avoids, or has the purpose of evading or avoiding, or attempts to violate, any of the prohibitions set forth in any anti-terrorism law.

(14)    The Guarantor is the direct or indirect legal and beneficial owner of 100% of each and every type and class (voting and nonvoting) of all outstanding shares and other equity interests (including all rights to acquire shares and other equity interests) of the Borrower.

(15)    The Letter of Guaranty shall at all times remain in full force or effect, and no action shall be taken to discontinue or to assert the invalidity or unenforceability of the Letter of Guaranty.

(16)    Each of the Borrower and the Guarantor has good and marketable title to all of its assets and the same are not subject to any security interest, encumbrance, lien or claim of any third person other than the exceptions to be agreed in the Facility Documentation.

(17)    The reviewed balance sheet of each of the Borrower and the Guarantor for the fiscal year ended December 31, 2013, together with the related consolidated statements of income, of change in stockholders’ equity and of cash flows for such period, in each case as furnished to the Lender prior to the Signing Date were prepared in accordance with generally accepted accounting principles and fairly present the financial condition and results of operations of the Borrower and the Guarantor as at and for the period covered thereby.

Undertakings/Covenants:

The Facility Documentation shall contain customary undertakings/covenants, including but not limited to the following covenants:

(1)      (i) Each of the Borrower and the Guarantor shall submit or cause to be submitted to the Lender, in reasonable detail and within sixty (60) days following the close of each of the quarterly periods of the fiscal year of the Borrower and/or of the Guarantor, copies of the financial statements of the Borrower and its consolidated subsidiaries and of the Guarantor and its consolidated subsidiaries. (ii) Each of the Borrower and the Guarantor shall submit or cause to be submitted to the Lender, in reasonable detail and within one hundred twenty (120) days following the close of each fiscal year of the Borrower and/or of the Guarantor, copies of the complete reviewed annual financial statements of such Borrower and its consolidated subsidiaries and the complete audited annual financial statements of the Guarantor and its consolidated subsidiaries. Such financial statements shall be prepared in accordance with generally accepted accounting principles applied consistently to all applicable periods, and shall present fairly the financial condition of the Borrower and its consolidated subsidiaries and the Guarantor and its consolidated subsidiaries.

(2)      The Borrower shall submit to the Lender such other information respecting the Borrower, Guarantor, or any subsidiary of the Borrower or the Guarantor as the Lender may from time to time reasonably request.

(3)      The Borrower and/or the Guarantor will: (i) obtain promptly at any time and from time to time and will maintain such licenses, consents, registrations and authorizations as may be required under applicable law to enable the Borrower and/or the Guarantor to perform its obligations under the Facility Documentation and the Term Loan Note and will promptly furnish the Lender with such evidence thereof as the Lender may request from time to time; (ii) preserve and maintain its corporate existence, preserve and maintain in good repair, working order and condition all properties required for the conduct of its business and comply with all applicable law (including anti-terrorism laws, ERISA and environmental laws); and (iii) maintain insurance with responsible insurance companies against at least such risks and in at least such amounts as are customarily maintained by similar businesses, or as may be required by applicable law or reasonably requested by the Lender.

(4)    The Borrower and/or the Guarantor will compensate the Lender for any loss, cost or expense resulting from (i) the imposition by any government, governmental or regulatory agency or authority or court of reserve requirements, additional reserve requirements, special deposit requirements, capital adequacy requirements, insurance charges, taxes or other assessments or charges (whether or not having the force of law) with respect to the Loan or Term Loan Note (or with respect to any deposits or other funds acquired to fund the Loan, any other requirement or condition with respect to the Loan or Term Loan Note, or any such deposits or other funds), the result of which shall be to (A) increase the cost to the Lender of the Loan or the transactions contemplated under the Facility Documentation, (B) reduce the amount of any sum received or receivable by the Lender with respect to the Loan or the return to be earned by the Lender on the Loan or (C) reduce the rate of return on the capital of the Lender allocated to the Loan, or (ii) any borrowing or other acquisition of funds which may be required by the Lender to cover its position by reason of the failure of the Borrower to borrow the Loan or to pay any principal of or interest on the Loan or any other amount payable by the Borrower or the Guarantor under the Facility Documentation when due. For the avoidance of doubt, the foregoing sentence shall apply to all requests, rules, guidelines or directives concerning capital adequacy issued in connection with the Dodd-Frank Wall Street Reform and Consumer Protection Act and all requests, rules, guidelines or directives concerning capital adequacy promulgated by the Lender for International Settlements, the Basel Committee on Banking Regulations and Supervisory Practices (or any successor or similar authority) or the United States financial regulatory authorities, regardless of the date adopted, issued, promulgated, or implemented.

(5)    The Borrower and the Guarantor agrees that the Loan, the Facility Documentation and the Term Loan Note will at all times constitute the direct, binding and enforceable obligations of the Borrower and the Guarantor, as applicable.

(6)    Immediately, upon becoming aware of the existence of any condition or event which constitutes a default under the Finance Documentation or which could have a materially adverse effect on the Borrower, the Facility Documentation, the Letter of Guaranty or the Term Loan Note, the Borrower and/or the Guarantor will provide written notice to the Lender specifying the nature and period of existence thereof and the action the Borrower and/or the Guarantor is taking or proposes to take with respect thereto.

(7)    The Borrower will not permit any part of the proceeds of the Loan to be used in any manner that would result in a violation of, or be inconsistent with, the provisions of Regulation U or X of the Board of Governors of the Federal Reserve System. The Borrower will not take any action at any time that would result in a violation of the substitution and withdrawal requirements of Regulation U or X, in the event the same should become applicable to the Loan or the Facility Documentation. Whenever required to ensure compliance with Regulations U and X, the Borrower will, upon the request of the Lender, furnish to the Lender a statement in conformity with the requirements of Federal Reserve Form U-1 referred to in Regulation U, and any other notice or form required under Regulation U, the statements made and information contained in which shall be sufficient, in the opinion of the Lender, to permit the extensions of the Loan under the Facility Documentation in compliance with Regulation U.

(8)    The Borrower will not create, incur or permit to exist any indebtedness senior in right of payment to the indebtedness of the Borrower to the Lender under the Facility Documentation except for indebtedness to be agreed in the Facility Documentation.

(9)    Neither the Borrower nor the Guarantor will amend, terminate or provide a waiver of, the Acquisition Agreement or the terms thereof and will ensure the Acquisition Sub will not amend, terminate or provide a waiver of, the Acquisition Agreement or the terms thereof, in a manner materially adverse to the Lender.

Events of Default:

The Facility Documentation shall contain customary events of default, including but not limited to the following events in respect of the Borrower (subject to materiality thresholds, grace periods and exceptions to be agreed):

(1)    the Borrower and/or the Guarantor shall fail to pay in the manner provided herein the principal, any interest or any other amount due under the Facility Documentation or the Term Loan Note when due.

(2)    the Borrower and/or the Guarantor shall fail to perform any of its obligations under the Facility Documentation.

(3)    any representation or warranty of the Borrower or the Guarantor contained in the Facility Documentation or in any certificate or document furnished to the Lender pursuant thereto shall prove to be incorrect or misleading in any respect when made.

(4)    an order shall be made or an effective resolution passed for the winding up of the Borrower, the Guarantor or any subsidiary of the Borrower, or the Borrower, the Guarantor or any subsidiary of the Borrower shall cease to conduct its business substantially in the manner conducted as of the date hereof, or the Borrower, the Guarantor or any subsidiary of the Borrower shall take any steps whatsoever to effect or facilitate any of the foregoing in any way.

(5)    The Guarantor, the Borrower or any subsidiary of the Borrower: (i) shall generally not, or be unable to, or shall admit in writing its inability to, pay its debts as such debts become due; or (ii) shall make an assignment for the benefit of creditors, petition or apply to any tribunal for the appointment of a custodian, receiver, trustee or the like for it or a substantial part of its assets or properties, whether domestic or foreign; or (iii) shall commence any proceeding under any bankruptcy, reorganization, arrangement, readjustment of debt, dissolution or liquidation law or statute of any jurisdiction, or its equivalent in any jurisdiction, whether now or hereafter in effect and whether foreign or domestic; or (iv) shall have had any such petition or application filed or any such proceeding shall have been commenced against it, in which an adjudication or appointment is made or order for relief is entered; or (v) by any act or omission, shall indicate its consent to, approval of, or acquiescence in, any such petition, application or proceeding or order for relief or the appointment of a custodian, receiver or trustee for all or any substantial part of its property; or (vi) shall be the subject of any proceeding under which its assets may be subject to seizure, forfeiture or divestiture; or (vii) shall take any action or steps whatsoever to approve, facilitate or effectuate any of the foregoing in any way.

(6)    any authorization, consent, approval, registration or license now or hereafter necessary to enable the Borrower or the Guarantor to comply with its obligations under the Facility Documentation or the Term Loan Note shall be revoked, withdrawn or withheld.

(7)    (i) the Guarantor or the Borrower or any subsidiary of the Borrower shall fail to pay when due and payable (whether at maturity, by acceleration or otherwise) any principal, premium, or interest on any indebtedness and any such failure(s) to pay shall in the aggregate exceed certain threshold (to be agreed in the Facility Documentation) or (ii) the maturity of any such Indebtedness exceeding an aggregate amount to be agreed in the Facility Documentation, shall, in whole or in part, have been accelerated, or any such Indebtedness shall, in whole or in part, have been required to be prepaid prior to the stated maturity thereof in accordance with the terms of any agreement or instrument evidencing, providing for the creation of, or concerning, such indebtedness.

(8)      one or more judgments, decrees or orders for the payment of money in excess of an aggregate amount to be agreed in the Facility Documentation shall be rendered against the Guarantor, the Borrower or any subsidiary of the Borrower and such judgments, decrees or orders shall continue unsatisfied and in effect for a period of 30 consecutive calendar days without being vacated, discharged, satisfied or stayed or bonded pending appeal.

(9)      the Guarantor or the Borrower shall fail to perform under any agreement, lease, mortgage, indenture or other contractual arrangement between either of them and the Lender or any of its affiliates such that an amount in excess of an aggregate amount to be agreed in the Facility Documentation shall remain outstanding past the date on which it was due and payable.

(10)    (i) any event, fact or circumstance shall have a materially adverse effect on the Guarantor, the Borrower, the Letter of Guaranty or the Facility Documentation, or (ii) Guarantor shall fail to perform under the Letter of Guaranty or any comparable instrument providing credit support.

(11)    the Letter of Guaranty shall fail to remain in full force or effect, or any action shall be taken to discontinue or to assert the invalidity or unenforceability of the Letter of Guaranty, or the Guarantor shall deny that it has any further liability under the Letter of Guaranty.

(12)    the Guarantor shall directly or indirectly own, legally and beneficially, less than 100.0% of all outstanding shares and other equity interests (including all rights to acquire shares and other equity interests) in the Borrower.

Voluntary Prepayment:	The Loan may be prepaid in whole or in part on 3 business days’ prior notice. The amount prepaid shall be no less than USD1,000,000 and in units of USD1,000,000. Any prepayment shall be made with accrued interest on the amount prepaid and, subject to breakage costs based on changes in the base rate only.

Assignment and Transfer:	Borrower may not assign any interest in the Facility Documentation or any of its rights, duties or obligations thereunder without the prior written consent of the Lender.

Governing Law:	The laws of the State of California